Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Michael P. O’Hare

mohare@stradley.com

215.564.8198

November 15, 2019

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re: AlphaCentric Prime Meridian Income Fund

File Nos. 333-216033 and 811-23230

Pre-Effective Amendment No. 3 to Registration Statement on Form N-2

Dear Sir or Madam:

Attached herewith is Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (the “Pre-Effective Amendment”) for AlphaCentric Prime Meridian Income Fund. The Pre-Effective Amendment is being filed with the U.S. Securities and Exchange Commission via EDGAR pursuant to Rule 472 under the Securities Act of 1933, as amended.

The Pre-Effective Amendment is being filed for the purpose of completing and updating certain disclosures in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, which was filed with the SEC on December 4, 2018.

Please direct questions and comments relating to this filing to me at the above number.

Sincerely,

/s/ Michael P. O’Hare

Michael P. O’Hare